News Release	TSX, NYSE-MKT Symbol: NG

NovaGold Endorses Barrick’s Position on the Donlin Gold Project

All figures are in US dollars except where noted and shown on a 100% Project basis, of which NovaGold and Barrick each hold a 50% interest.

July 26, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-MKT: NG) (“NovaGold” or “the Company”) comments on the recent filing made by Barrick Gold Corporation (“Barrick Gold”) with respect to the Donlin Gold Project (“Donlin Gold” or the “Project”) located in Alaska. The Project is owned equally by a wholly-owned subsidiary of NovaGold and a wholly-owned subsidiary of Barrick Gold. This announcement follows the recent decision made by the Donlin Gold LLC Board of Directors to approve the Updated Feasibility Study and give authorization to immediately file permit applications for the Project.

In reference to Donlin Gold as well as Cerro Casale, Barrick Gold stated in its filing, among other things, that it “would not make a decision to construct them at this time. However, they contain large, long-life mineral resources in stable jurisdictions, have significant leverage to the price of gold, and therefore represent valuable long-term opportunities for the company.” Barrick Gold went on to say that it “will maintain and enhance the option value of these projects by advancing permitting activities, at reasonable costs, which in the case of Donlin Gold, will take a number of years.”

It is reasonable for Barrick Gold not to be making a construction decision on this new, large-scale project at this time. NovaGold similarly is not making any such decision. The timeline of the permitting process means the co-owners have approximately four years to make any major decision on the Project. The Barrick Gold announcement thus does not represent any change in the Project status or direction for approximately the next four years.

It is also not unreasonable for Barrick Gold to note that the Project represents a significant value due to Donlin Gold's physical and jurisdictional attributes as well as the significant leverage it provides to the gold price. NovaGold agrees completely. It is the Company's belief that Donlin Gold represents the finest option on gold in the sector, and NovaGold's streamlining of its asset base this year to focus on maximizing this option value has been the guiding objective of its strategy of asset sales, spin-offs and divestitures in order to focus exclusively on taking Donlin Gold along the value chain. NovaGold believes that a pure play on Donlin Gold, a pure gold, jurisdictionally safe North American asset, is an excellent way for its shareholders to gain a highly leveraged exposure to the gold price.

By combining all the measures Barrick Gold cites favorably, including size, long mine life, jurisdictional safety and leverage to gold, Donlin Gold is clearly exceptional. To these attributes should be added production profile, grade, and exploration potential. When combined, the Company believes the Project is a uniquely attractive asset that is poised to grow in value as Barrick Gold and NovaGold take it through permitting and thus along the value chain.

“We are very encouraged by the position taken by Barrick Gold regarding the advancement of Donlin Gold,” said Greg Lang, NovaGold’s President and Chief Executive Officer. “With the annual expenditures at Donlin Gold through the permitting process expected to be a modest $40 million on a 100% basis over several years, the co-owners of the Project have an incredible opportunity to optimize capital and operating costs and yet take full advantage of Donlin Gold’s significant leverage to the price of gold in an environment of what the Company strongly believes is a secular bull market in gold. We cannot over-emphasize our belief that, in an era increasingly defined by asset scarcity and resource nationalism, this exceptionally large, high-grade, long-life and geopolitically safe gold project provides its stakeholders with a unique opportunity for substantial wealth generation for many years to come. Furthermore, with its strong and time-honored relationship with Calista Corporation and The

Kuskokwim Corporation, who own the mineral and surface rights to Donlin Gold, our Project team can continue strengthening its well-established track record of social engagement and environmental stewardship in the community.”

To reiterate, from NovaGold's perspective, Donlin Gold represents the most important gold project of its kind in the world, and should ultimately be one of the world's most important gold mines for the following reasons:

Size

With approximately 39 million ounces of gold in the Measured and Indicated Resource categories (541 million tonnes of gold at an average grade of approximately 2.2 grams per tonne), and an additional approximately six million ounces (92 million tonnes at an average grade of approximately 2.0 grams per tonne) in inferred resources, Donlin Gold is one of the world's largest known undeveloped gold deposits. These are excellent numbers, placing Donlin Gold well within the top 1% of known global gold deposits in terms of size.

Grade

With Donlin Gold having a Measured and Indicated Resource grade of 2.2 grams per tonne, it is one of the highest grade known large open-pit gold deposits. By way of comparison, this is in some instances double the grade of many of the large-scale projects currently in development.

Exploration Potential

Despite its already large mineral endowment, Donlin Gold has substantial exploration potential with the opportunity to expand the current open-pit resource along strike and at depth. Considering that the current pit occupies only part of a three-kilometer portion of an eight-kilometer mineralized belt, in NovaGold’s view it is likely that Donlin Gold's mine life, already measured in decades, or ultimate production profile, or both, is likely to be greater than anticipated.

Production Profile

The Feasibility Study filed earlier this year demonstrated that, when in operation as envisioned, Donlin Gold would produce well over a million ounces of gold a year, averaging approximately 1,500,000 ounces of gold production in the first five years of operation and, assuming no expansion, approximately 1,100,000 ounces per year over its initial 27-year life. To put this into perspective, Donlin Gold is one of only seven of the world's gold mines producing or which have the potential to produce in excess of a million gold ounces per year and it is only one of three such mega-assets to be located in North America, one of the safest geopolitical jurisdictions.

Jurisdictional Safety

The fact that Donlin Gold is located in the United States gives NovaGold a tremendous competitive advantage, particularly during a time when heightened resource nationalism and jurisdictional uncertainty is becoming the single most significant factor negatively affecting shareholder value among natural resource companies. That the Project is located in Alaska, which has a vibrant and growing mining industry, is an added plus. With seven major producing mines and growing, Alaska is the second largest gold producing state in the U.S. Moreover, Donlin Gold enjoys broad support from both the Government of Alaska and the Alaska Native Corporations who are important participants in the project. At a recent institutional investor tour of Donlin Gold, the management of NovaGold was particularly gratified to hear from important stakeholders that Donlin Gold is a model project for responsible development.

Leverage

The leverage to higher gold prices Donlin Gold enjoys is exceptional. Its after-tax Net Present Value ("NPV") using the three-year trailing average of approximately US$1,200 per ounce-gold and a 5% discount rate, was estimated at US$547 million, as per the NovaGold news release announcing the results of the Donlin Gold updated feasibility study. This number rises to $6.2 billion if undiscounted. Importantly, the resultant NPV sensitivity analysis showed a more than eight-fold increase in value to US$4.6 billion at US$1,700 per ounce of gold ($14.6 billion if undiscounted), and then nearly a 50% further increase in NPV to US$6.7 billion at US$2,000 per ounce of gold. At the zero discount rate at which we believe North American assets may once again be rated, as they were not so long ago, that number rises to more than $19 billion.

Mr. Lang added: "For all of these reasons, it is clear to us that the next several years of permitting will represent opportunities for the co-owners of Donlin Gold to enjoy a rising asset value for the Project as its costs and, by extension, economics are optimized. Therefore, when Barrick Gold refers to the capital expenditures as being a challenge at the present moment, it should be noted that the total capital cost estimate for Donlin Gold, which came in at US$6.7 billion in one of the industry's most recent studies, was meant to be conservative and sufficiently robust to withstand the deserved scrutiny that many projects have faced since the industry recently experienced a series of capital expenditure blowouts. Our aim is for Donlin Gold to not only meet expectations, but to exceed them. To that end, many opportunities have been identified for potential reduction of the capital cost amount, including turning over construction and operation of significant infrastructure and ancillary projects, such as the gas pipeline, oxygen plant, and port operations, to other third-party owner/operators. Such exercises are routine for projects blessed with long mine lives. There is a clear potential to substantially reduce the stated capital cost for Donlin Gold, which includes approximately $1 billion in contingencies. Even at its present US$170-per-ounce estimated unit cost, the capital cost bill for Donlin Gold remains well within the industry norms internationally, and does not take into account either resource expansion, which we consider likely, the potential capital expenditure reductions cited above, or the North America's jurisdictional safety and productivity."

About NovaGold

NovaGold is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is its 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes at an average grade of approximately 2.2 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the Updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting will be underway shortly for the Donlin Gold project. NovaGold also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NovaGold is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and will apply the proceeds toward the development of Donlin Gold. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Gold Project NI 43-101 Technical Report” compiled by AMEC, Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NovaGold Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of the Project, statements relating to NovaGold’s future operating and financial performance, outlook, and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.